January 9, 2023

Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    CUTERA Inc
Form 10-K for the fiscal year ended December 31, 2021
Filed March 1, 2022
Form 8-K filed February 22, 2022
Form 8-K filed December 7, 2022
Response Letter Dated November 29, 2022
Response Letter Dated December 16, 2022
File No. 000-50644

Ladies and Gentlemen:

Set forth below is the response of Cutera, Inc. (the “Company”, “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 22, 2022, with respect to the Form 10-K for the fiscal year ended December 31, 2021 and filed with the Commission on March 1, 2022, and Form 8-Ks filed with the Commission on February 22, 2022, and on December 7, 2022, respectively (collectively, the “Filings”).

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the indicated Filings unless otherwise specified.

Form 8-K filed February 22, 2022

Exhibit 99.1

1. We note your response to prior comment 1. Please provide us with the disclosures you intend to provide in your next earnings release to explain to investors why you recognized no income tax expense adjustment on $13.8 million of non-GAAP net income in a three-year cumulative income position.

RESPONSE: The Company proposes to include the following disclosure as a separate section under “Use of non-GAAP Financial Measures” in its 8-K related to its upcoming fourth quarter results:

“The Company has determined that the non-GAAP adjustments presented in the reconciliation of non-GAAP financial measures to GAAP financial measures do not have a corresponding tax effect. These non-GAAP adjustments relate primarily to the U.S. entity, which currently has a full valuation allowance against its cumulative GAAP losses. On a non-GAAP basis, the Company’s U.S. entity did have a recent history of taxable income through December 31, 2021. However, after further considering at that date the financial investments and uncertainties of the AviClear product launch planned for 2022, together with the macroeconomic uncertainty that began manifesting itself, the Company concluded that its ability to rely on continuing generation of future taxable income (whether GAAP or non-GAAP) is limited. Therefore, the valuation allowance was not considered to have been reversed for non-GAAP purposes as of December 31, 2021.”

Form 8-K filed December 7, 2022

Item 2.02. Results of Operations and Financial Condition

2. We note your reconciliation of GAAP condensed consolidated statements of operations to non-GAAP condensed Consolidated Statements of operations for fiscal years 2019, 2020, 2021 and for the nine-months ended September 30, 2022. As previously requested in comment 3 in our letter dated November 4, 2022, we requested that you remove this type of presentation and reconcile each non-GAAP measure used by management separately to the most comparable GAAP measure. In your letter dated November 29, 2022, you stated, "...the Company will remove the presentation of non-GAAP condensed consolidated statements of operations. Instead, we will include tables reconciling each non-GAAP measure presented to the most comparable GAAP measure." Please advise. We refer you to Question 102.10(c) of the non-GAAP Compliance and Disclosure Interpretations for guidance.

RESPONSE: We respectfully advise the staff that the Company intended to update the investor presentation consistent with the response in our letter dated November 29, 2022, beginning with reporting the results of operations for the quarter and the year ending December 31, 2022. We did not update the non-GAAP financial data presented in the Form 8-K dated December 7, 2022, as the information that was included in the Company’s investor presentation was the most recent information filed with the SEC and made available on our web site. We commit to updating the prior historical non-GAAP financial data in all future investor presentations and filings.

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (415) 657-5507.

Very truly yours,

CUTERA, INC.

By:        /s/ Rohan Seth
Name:     Rohan Seth
Title:        Chief Financial Officer